

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

Mr. Robert S. Benou
Chairman, Chief Executive Officer
Conolog Corporation
5 Columbia Road
Somerville, NJ 08876

> **Re: Conolog Corporation**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2011**
> **File No. 000-8174**

Dear Mr. Benou:

We have completed our review of your Form 8-K and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief